Exhibit (a)(5)(cxxiii)

For Immediate Release

Contact:	Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

ORACLE REVISES PEOPLESOFT BID TO $21.00 PER SHARE

Extends Tender Offer to July 16, 2004

REDWOOD SHORES, Calif., May 14, 2004 — Oracle Corporation (NASDAQ: ORCL) announced today that it has revised its cash tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (NASDAQ: PSFT) to $21 per share, or approximately $7.7 billion. The previous offer was for $26 per share, or approximately $9.4 billion.

“Our revised offer reflects changes in market conditions and in PeopleSoft’s market valuation,” said Oracle Chairman and CFO Jeff Henley. “Our new offer represents a premium of 21% over PeopleSoft’s closing price today of $17.30. That’s a higher premium than our previous offer was on the date made, calculated on both a single day and 30 day moving average basis. I believe that this deal will benefit stockholders of both companies.”

Oracle also announced that it has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EDT on Friday, July 16, 2004. The tender offer was previously set to expire at midnight EDT on Friday, June 25, 2004. As of the close of business on Friday, May 14, 2004, a total of 7,906,545 shares had been tendered in and not withdrawn from the offer.

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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